April 24, 2014

VIA EDGAR CORRESPONDENCE AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	LVB Acquisition, Inc.
Application for Withdrawal on Form RW
for Registration Statement on Form S-1 (Registration No. 333-194391)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), LVB Acquisition, Inc., a Delaware corporation (the “Company”), hereby applies to withdraw the Company’s registration statement on Form S-1 (File No. 333-194391), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2014 and was amended on April 14, 2014.

The Company is applying for withdrawal of the Registration Statement because on April 24, 2014, the Company entered into an Agreement and Plan of Merger by and among Zimmer Holdings, Inc., a Delaware corporation (“Parent”), Owl Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation following the merger. As a result of the merger, the Company will become a wholly owned subsidiary of Parent. The Registration Statement has never been declared effective by the Commission and the Company has not sold any securities under the Registration Statement.

Accordingly, we hereby respectfully apply for the withdrawal of the Registration Statement and request that a written order granting the withdrawal of the Registration Statement and all exhibits and amendments thereto be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Please forward a copy of the order consenting to the withdrawal to the undersigned via facsimile at (574) 372-1960 and via mail at LVB Acquisition, Inc., 56 East Bell Drive, Warsaw, Indiana, 46582, with copies to Robert P. Davis, Jeffrey D. Karpf and Helena K. Grannis via facsimile at (212) 225-3999.

If you require additional information, please do not hesitate to contact the undersigned at (574) 267-6639, Robert P. Davis at (212) 225-2670, Jeffrey D. Karpf at (212) 225-2864 and Helena K. Grannis at (212) 225-2376.

Very truly yours,

/s/ Bradley J. Tandy
Bradley J. Tandy
Senior Vice President, General Counsel and Secretary
LVB Acquisition, Inc.

cc:	Brian Soares
Securities	and Exchange Commission

Robert P. Davis

Jeffrey D. Karpf

Helena K. Grannis

        Cleary Gottlieb Steen & Hamilton LLP

Joshua Ford Bonnie

John C. Ericson

        Simpson Thacher & Bartlett LLP